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OUTCROP GOLD PROVIDES CORPORATE UPDATE

Vancouver, BC, Canada – April 22, 2019 – Outcrop Gold Corp ("Outcrop Gold" or "The Company") (TSX-V: OCG) is pleased to provide an update on corporate activities and exploration projects in Colombia.

Corporate updates:

Outcrop Gold recently changed its name from Miranda Gold Corp in order to emphasize largely new and stronger management and a focus on the Cauca project, one of its more advanced exploration projects in Colombia. The name change coincides with a 10:1 share consolidation and the completion of financings totaling $3.2 million.

The Company is well financed to continue grass roots exploration along with quality project acquisitions in Colombia. Outcrop Gold will continue with a prospect-generator joint venture business model but will conduct more advanced exploration on the Cauca project, where numerous historic drill-holes indicate a significant porphyry-epithermal deposit discovery.

Outcrop Gold has strengthened its team by adding John Anderson as Chairman, Rakesh Patel as Chief Financial Officer. John and Rakesh off a solid depth of expertise, experience and management skills to lead the Company forward.

John Anderson is the Chairman of Purplefish Capital Management, an independent Corporate Finance Advisory firm which works with companies focused in the resource sector to achieve strategic and financial objectives. He has raised over $500 million in equity for public and private companies and has listed companies on the TSX, TSX Venture, AMEX, NYSE, AIM Swiss Exchanges. He is currently the Chairman of Triumph Gold Corp. John will provide invaluable new leadership to the Company.

Rakesh Patel is a partner in the Audit and Assurance Group at DMCL Charted Professional Accountants. He provides audit and advisory services to Canadian and US private and public companies and specializes in guiding private companies entering public markets. He also has extensive knowledge of Canadian and US securities rules pertinent to public markets, initial public offerings, prospectuses, and mergers and acquisitions.

Outcrop Gold is actively recruiting an experienced Colombian CSR manager with success in mine and large exploration program permitting, as well as experience in directing social

programs in challenging environments where good stakeholder communication is fundamental to attaining social license.

Outcrop Gold plans to hire a Vice President of Exploration with Latin America and Colombian experience before the end of 2019.

President and CEO of Outcrop Gold Joseph Hebert remarks "that with the strong management team we have put in place we are well positioned to lead the company into a period of strong growth, and that the Company has never had a such a strong team. We are excited about our portfolio of great projects and have positioned the company very well for the bull market in Gold.

Project updates:

Outcrop Gold has three top-tier projects that provide robust drill-ready targets:

Cauca:

Cauca is Outcrop Gold's flagship project with 24,000 m of historic drilling indicating a discovery called the La Custodia deposit. Work by the Company on Cauca includes relogging, interpretive modeling in cross-sections and 3D Vulcan software, roadcut mapping and sampling, and trench mapping and sampling. The La Custodia deposit is a large gold-copper porphyry overprinted by extensive low sulfidation epithermal gold-silver and carbonate base-metal gold (CBM-Au) veins. Core relogging shows over eighty-six drill intercepts of epithermal or CBM-Au veins of which thirty-five assay greater than 3 g Au/t and range from 3.26 g Au/t to 1095 g Au/t over 2 m core sample intervals. There are an additional 51 vein intercepts that assay from 1.7 to 2.9 g Au/t. True vein zone thicknesses are estimated at from 0.35 m to 4.0 m and preliminary modeling suggests the intercepts probably represent more than 37 individual vein segments intercepted by one to three core holes.

The prior owner of Cauca completed non-NI43-101 compliant internal resource estimates and non-NI43-101 compliant preliminary economic assessments that provide a low-grade resource within an optimized pit design for the La Custodia deposit. Projections, and geologic and block models for this work did not distinguish between porphyry-style mineralization and epithermal vein mineralization, so that numerous higher-grade epithermal veins do not contribute in any significant way to block model grades. All values were capped at 7 g Au/t.

Outcrop Gold is working on a "proof of concept" that the epithermal veins carry the largest endowment of metals in the deposit, and if the veins are adequately drilled and accurately defined and modeled, the La Custodia may prove to be a high-quality deposit.

Additional results for Cauca will be released in early May 2019.

Mallama:

Mallama covers a large part of the well-known Piedrancha district in Nariño, Colombia. Piedrancha includes the Diamante mine, famous for its high-grades and wide veins. Diamante is just northeast of the Mallama project but lies within one of four or more IS epithermal vein zones on Mallama that can be traced for 3 to 4 km on strike. The vein zones consist of packages of 10 or more parallel veins, and more than 40 individual veins are indicated by artisan mine workings and soil sampling. Reconnaissance channel sampling by Minera Mallama SAS and INGEOMINAS, and systematic channel by Outcrop Gold show consistent high-grade assays. The reconnaissance samples assay from 10.1 g Au/t to 133 g Au/t with a mean grade of 40.7 g Au/t and the systematic underground channel samples assay from to 3.3 g Au/t to 73.9 g Au/t with a mean grade of 22 g Au/t. Silver to gold ratios are 7:1.

Sampling on several mine levels of the Bombona zone, where artisan mining is most active indicates in situ mine grades of 23.3 g Au/t and 182 g Au/t from non-selective mining. Mapping of the veins suggest that gold mineralization started in an early mesozonal ductile-deformation environment and continued into a younger open-space epithermal environment. Two or three gold and silver mineralization events contributed to the high-grades prevalent in the entire Piedrancha district.

Outcrop Gold is actively seeking a funding partner to help advance Mallama.

Antares:

IAMGOLD will not exercise its option to joint venture Antares and has withdrawn from the project. IAMGOLD was not satisfied with the pace of converting the applications to titled concessions. Outcrop Gold will continue CSR work with the municipality towards a grant of titles.

The $150,000 of work conducted by IAMGOLD during the option generated a large gold in soils anomaly that extends 4.5 km x 1.5 km. Embedded within this soil anomaly are large hydraulically mined excavations of bulk-mineralized granite saprolite and sap-rock. Outcrop Gold previously sampled up to 30 m at 1.24 g Au/t and 14 m at 2.3 g Au/t within these excavations more than 20 m below the ground surface. These samples show that the soil anomaly at least locally overlie significantly mineralized rock in the subsurface.

Antares is an analogue to the intrusive-related Gramalote deposit located 30 km to the north, and the Antares gold in soil anomaly is significantly larger than the gold in soil anomaly that defined the footprint of the Gramalote deposit. The gold in soil anomaly at Antares is open in several directions.

Outcrop Gold thanks IAMGold for generating a strong drill-ready target on Antares and is actively seeking another funding partner.

Four other projects:

Outcrop Gold has three projects in the Middle Cauca Belt between Buritica and Nuevo Chaquiro, the two most important discoveries in Colombia. Lyra adjoins Buritica and is currently optioned to Newmont Mining Corp.

Oribella adjoins ANZA where Newmont has a strategic investment with Orosur Mining and is also funding exploration in a joint venture. Kuntur adjoins Nuevo Chaquiro on a deflection of the regional-scale Romeral fault zone. Outcrop Gold is actively looking for a funding partner for Oribella and Kuntur.

Argelia is an IS epithermal vein system in Antioquia. Reconnaissance sampling shows a vein with 4 m at 20 g Au/t in the workings of a mine developed by a private British company in the 1950s. This mineralization continues at least 100 m to a lower adit on the same vein. Numerous other veins on Argelia show values over 10 g Au/t in 0.35 to 2 m widths. The vein system extends for up to 4 km. More than ten veins have been observed. Outcrop Gold is actively looking for a funding partner for Argelia.

Lucky shot royalty:

Outcrop Gold continues to hold an option for a 3.3% NSR on the Lucky Shot project in the Willow Creek district of Alaska, which will either be sold or held to capture future production proceeds. Artesian Group continues to look for a partnership that will resume a NI43-101 prefeasibility study mine-development plan for NI43-101 reserves and resources in the historic Lucky Shot and Coleman mine areas.

About Outcrop Gold:

Outcrop Gold is a gold prospect generator active in Colombia. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Outcrop Gold performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery while lowering financial risk. Outcrop Gold has Newmont Mining Corp as a funding partner in its Lyra project in Antioquia south of Buritica.

Qualified person:

The technical information in this news release has been approved by Joseph P Hebert, a qualified person as defined in NI43-101 and President and CEO to the Company.

ON BEHALF OF THE BOARD OF DIRECTORS:

Joseph P Hebert, Chief Executive Officer, and Qualified Person.
Tel: +1-775-340-0450
Email: joseph.hebert75@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.